UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                             Medical Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    564610102
               --------------------------------------------------
                                 (CUSIP Number)


                            Joel L. Rubinstein, Esq.,
c/o Rosenman & Colin LLP, 575 Madison Avenue, New York, NY 10022 (212) 940-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 10, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |X|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cramer Rosenthal McGlynn, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF                 0
                  --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER

  BENEFICIALLY
                                725,430 Shares
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH

    REPORTING                 0
                  --------------------------------------------------------------
     PERSON          10     SHARED DISPOSITIVE POWER

      WITH                      725,430 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          725,430 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               CO, IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CRM Management, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF                 0
                  --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER

  BENEFICIALLY
                              412,300 Shares
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH

    REPORTING                 0
                  --------------------------------------------------------------
     PERSON          10     SHARED DISPOSITIVE POWER

      WITH                    412,300 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          412,300 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.9%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.     564610102

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CRM Advisors, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF                 0
                  --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER

  BENEFICIALLY
                              166,900 Shares
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH

    REPORTING                 0
                  --------------------------------------------------------------
     PERSON          10     SHARED DISPOSITIVE POWER

      WITH                    166,900 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          166,900 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               OO, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This Statement relates to the shares of Common Stock ("Common Stock") of Medical Resources, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 1339 Broad Street, Clifton, New Jersey 07013.

Item 2. Identity and Background

      (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, Inc., a New York corporation ("CRM"), CRM Management, Inc., a New York corporation ("CRM Management") and CRM Advisors LLC, a New York limited liability company ("CRM Advisors"). CRM, CRM Management and CRM Advisors (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

      (b)-(c)

      Cramer Rosenthal McGlynn, Inc.

      CRM is a corporation that provides investment advisory services. The principal business address of CRM is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is (212) 838-3830.

      CRM Management, Inc.

      CRM Management is a corporation that provides investment management services. The principal business address of CRM Management is 707 Westchester Avenue, White Plains, New York 10604. Its telephone number is
      (212) 838-3830.

      CRM Advisors, LLC

      CRM Advisors is a limited liability company that provides investment advisory services. The principal business address of CRM Advisors is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is (212) 838-3830.

      The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling persons of CRM, CRM Management and CRM Advisors is set forth on Schedule I annexed hereto which is incorporated herein by reference.

      (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on
      Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on
      Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for each of the Reporting Persons was the respective personal funds or working capital of their clients or entities they control. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      The total cost of the reported securities for each Reporting Person, including those of their respective clients and entities they control, is as follows:

      CRM                                     $ 6,379,676.00
      CRM Management                            3,922,129.50
      CRM Advisors                              1,570,875.00

Item 4. Purpose of Transaction.

      On November 10, 1997, the Company announced that its Board of Directors had accepted the resignation of William D. Farrell from his positions as President and Chief Operating Officer and a Director of the Company and the resignation of Gary I. Fields from his positions as Senior Vice President and General Counsel of the Company. In addition, the Company stated that its Board of Directors had removed John P. O'Malley from his positions as Executive Vice President and Chief Financial Officer of the Company for allegedly failing to fulfill certain of his functions as Chief Financial Officer. The letter of resignation of Mr. Farrell alleges that the resignations and removal occurred after members of senior management of the Company raised investor concerns regarding, among other things, related-party transactions involving certain members of the Company's Board of Directors.

      As a result of these distressing events, each of the Reporting Persons is examining all of its options with respect to the possibility of taking actions which it believes will enhance shareholder value. Such actions could include bringing or participating in a shareholder derivative action, encouraging, participating in or leading a proxy contest to change the membership of the Company's Board of Directors, and/or encouraging, participating in or making a tender offer to acquire control of the Company. Any of such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of
      Schedule 13D.

      Each of the Reporting Persons also retains the right to purchase or otherwise acquire additional shares of the Common Stock or to sell or otherwise dispose of shares of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

      (a) CRM (including its clients' individual custodial accounts) beneficially owns 725,430 shares of Common Stock, representing 3.4% of the outstanding Common Stock of the Company. CRM Management (including entities it controls) beneficially owns 412,300 shares of Common Stock, representing 1.9% of the outstanding Common Stock of the Company. CRM Advisors (including its clients' individual custodial accounts) beneficially owns 166,900 shares of Common Stock, representing .8% of the outstanding Common Stock of the Company. Collectively, the Reporting Persons (including their clients' individual custodial accounts and entities they control) own 1,304,630 shares, representing 6.1% of the outstanding Common Stock of the Company. The percentages listed in this paragraph are based on the aggregate number of shares of Common Stock disclosed in the Company's Quarterly Report on Form 10-Q/A for the period ended June 30, 1997.

      (b) By reason of their positions as investment advisors to their respective advisory clients, CRM and CRM Advisors may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by their respective advisory clients in their individual custodial accounts. Pursuant to Rule 13d-4 promulgated under the Exchange Act, CRM and CRM Advisors disclaim beneficial ownership of all shares of Common Stock owned by their respective advisory clients.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

      None.


Item 7. Material to be Filed as Exhibits

      None.

                                   SIGNATURE


      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1997


                        CRAMER ROSENTHAL MCGLYNN, INC.


                        By: Arthur J. Pergament
                            ----------------------------
                        Title:  Senior Vice President



                        CRM MANAGEMENT, INC.


                        By: Arthur J. Pergament
                            ----------------------------
                        Title:  Senior Vice President



                        CRM ADVISORS, LLC


                        By: Arthur J. Pergament
                            ----------------------------
                        Title:  Senior Vice President

                                   Schedule I


              Executive Officers, Directors and Controlling Persons


CRAMER ROSENTHAL MCGLYNN INC.

      The name and present principal occupation or employment of each of the executive officers, directors and controlling persons of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Director

Ronald H. McGlynn                    President and CEO and a Director

Edward J. Rosenthal                  Vice Chairman and a Director

Jay B. Abramson                      Executive Vice President
                                     and a Director

Fred M. Filoon                       Senior Vice President and a Director

Arthur J. Pergament                  Senior Vice President and a Director

Eugene A. Trainor III                Senior Vice President, Chief
                                     Financial Officer and a Director


CRM MANAGEMENT, INC.

      The name and present principal occupation or employment of each of the executive officers, directors and controlling persons of CRM Management, Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Director

Ronald H. McGlynn                    President and CEO and a Director

Edward J. Rosenthal                  Vice Chairman and a Director

Jay B. Abramson                      Executive Vice President
                                     and a Director

Fred M. Filoon                       Senior Vice President
                                     and a Director

Arthur J. Pergament                  Senior Vice President and a Director

Eugene A. Trainor III                Senior Vice President, Chief
                                     Financial Officer and a Director


CRM ADVISORS, LLC

      The name and present principal occupation or employment of each of the executive officers, managers and controlling persons of CRM Advisors, LLC is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Manager

Ronald H. McGlynn                    President and CEO and a Manager

Edward J. Rosenthal                  Vice Chairman and a Manager

Jay B. Abramson                      Executive Vice President
                                     and a Manager

Fred M. Filoon                       Senior Vice President and a Manager

Arthur J. Pergament                  Senior Vice President and a Manager

Eugene A. Trainor III                Senior Vice President, Chief
                                     Financial Officer and a Manager